Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-167727 of QEP Resources, Inc. of our report dated June 15, 2012 with respect to the statement of net assets available for plan benefits of QEP Resources, Inc. Employee Investment Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2011, and for the period from July 1, 2010, the effective date of the plan, to December 31, 2010, and the related supplemental schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the QEP Resources, Inc. Employee Investment Plan.

Causey Demgen & Moore Inc.
Denver, Colorado
June 15, 2012